

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Elliot Orol, Esq.
General Counsel
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-La-Ville Road
Hamilton, HM 11, Bermuda

> **Re:** **Tower Group International, Ltd.**
> **Preliminary Proxy on Schedule 14A**
> **Filed February 13, 2014**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed May 2, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed June 19, 2014**
> **File No. 001-35834**

Dear Mr. Orol:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director